SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ----------
                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                         General Instrument Corporation
                        -------------------------------
            (Exact name of registrant as specified in its charter)


                Delaware                               36-4134221
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


             101 Tournament Drive                          19044
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  (Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered
     -------------------            ------------------------------

Preferred Stock Purchase Rights     New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)

Item 1.  Description of Securities to be Registered

          On September 14, 1999, General Instrument Corporation (the "Company"), Motorola, Inc. (the "Parent") and Lucerne Acquisition Corp., a wholly owned subsidiary of the Parent (the "Merger Sub"), entered into an Agreement and Plan of Merger, dated as of September 14, 1999 (the "Merger Agreement"). The Merger Agreement provides, among other things, that the Merger Sub would be merged with and into the Company as soon as practicable after the conditions set forth therein have been satisfied (the "Merger").

          In connection with the Merger Agreement, the Company executed an amendment, dated September 14, 1999 (the "Rights Amendment"), to the Rights Agreement. The Rights Amendment provides that (a) neither Parent nor any of its affiliates or associates will be deemed to be an "Acquiring Person" or "Interested Stockholder" (as such terms are defined in the Rights Agreement) by solely reason of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the Merger, (b) a "Distribution Date" (as such term is defined in the Rights Agreement) shall not be deemed to have occurred solely as the result of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the Merger and (c) the Rights will expire immediately prior to the consummation of the Merger.

          A summary of the Rights as amended follows.

                               Summary of Rights

         The Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was paid to the stockholders of record as of 5:00 P.M., New York, New York time, on July 25, 1997 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $85.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 12, 1997 (as amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

         The Rights are attached to all certificates representing outstanding Common Shares, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" (other than the FLC Entities (as hereinafter defined) to the extent FLC Entities, individually or as a group, beneficially own no more than 20% of the then outstanding Common Shares) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date").
A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date". "FLC Entities" means Instrument Partners, a New York limited partnership, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV, a New York limited partnership, Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, Winston W. Hutchins, Steven B. Klinsky, Sandra J. Horbach and Thomas H. Lister and their Affiliates and Associates who or which are considered as one Person and references to the FLC Entities include any or all such persons.

         The Rights Agreement provides that until the Distribution
Date the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares have contained and will continue to contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on June 12, 2007, unless earlier redeemed by the Company as described below.

          In the event that any person becomes an Acquiring Person
(except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right
(the "Flip-In Right") to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Company, the number of one one-thousandths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such Disinterested Directors may deem relevant.
"Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as defined in the Rights Agreement).

          In the event that, at any time following the Shares
Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate thereof, or any other person in which such Acquiring Person, affiliate or associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, and the number of one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase
Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. Each Preferred Share will have one thousand votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all dividends in default on the Preferred Shares have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike by not involving an Interested Stockholder (as defined in the Rights Agreement). Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          Notwithstanding the foregoing, the term Acquiring Person shall not include Tele-Communications, Inc. ("TCI") and its subsidiaries, for so long as (i) TCI and its subsidiaries do not acquire beneficial ownership of any Common Shares other than pursuant to the transaction with partnerships affiliated with Forstmann Little & Co. and instruments and agreements forming part of such transaction or (ii) after giving effect to the acquisition of beneficial ownership of any Common Shares by TCI or a subsidiary of TCI other than pursuant to such transaction, the Common Shares beneficially owned by TCI and its subsidiaries in the aggregate do not exceed 35% of the then outstanding Common Shares. For the purposes of the preceding sentence, TCI and its subsidiaries shall not be deemed to beneficially own any Common Shares beneficially owned by their Affiliates and Associates (other than TCI and its subsidiaries).

          Notwithstanding the foregoing, (a) neither Parent nor any of its Affiliates or Associates shall be deemed to be an Acquiring Person or Interested Stockholder solely by reason of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the Merger, (b) a Distribution Date shall not be deemed to have occurred solely as the result of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the Merger and (c) the Rights will expire immediately prior to the consummation of the Merger.

          The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.  Exhibits

          1. Rights Agreement, dated as of June 12, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as Exhibit B thereto, the Form of Right Certificate and, as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.*

          2. Amendment, dated as of December 16, 1997, to the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*

          3. Amendment No. 2, dated as of September 14, 1999, to Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

     ____________________________

     *Previously Filed



























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

                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                             GENERAL INSTRUMENT CORPORATION


                             By:     /s/ Robert A. Scott
                                      ---------------------
                             Name:   Robert A. Scott
                             Title:  Senior Vice President, General Counsel
                                        and Secretary

September 15, 1999

                                 EXHIBIT INDEX


Exhibit No.                    Description

          1. Rights Agreement, dated as of June 12, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as Exhibit B thereto, the Form of Right Certificate and, as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.*

          2. Amendment, dated as of December 16, 1997, to the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*

          3. Amendment No. 2, dated as of September 14, 1999, to the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent..


    -------------------
    *Previously Filed




















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